Exhibit (h)(xvi)

Amended and Restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 1st day of February, 2021 by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Enhanced Return Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s “Other Expenses,” (excluding taxes, dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed the levels described below (the “Expense Limitation”);

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s “Other Expenses,” (exclusive of taxes, dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed (on an annual basis) 0.00%, as a percentage of the Fund’s average daily net assets.

Term. This Agreement shall terminate on January 31, 2022, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of February 1, 2021.

Gotham Asset Management, LLC

By:	/s/ Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of Gotham Enhanced Return Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President

[Signature Page to Amended and Restated Expense Limitation/Reimbursement Agreement]